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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

                       Indicate by check mark whether the
                      registrant files or will file annual
                 reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes           No  X
                                 ---          ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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LOANS TO SUBSIDIARIES

         On March 16, 2004, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 50,000,000,000 to Shinhan Capital, our wholly-owned subsidiary. Shinhan Capital provides leasing and equipment financing services to corporate customers. The loan origination date is expected to be March 24, 2004. We plan to fund this loan through the issuance of corporate bonds in the domestic market on March 24, 2004. Among our loan of KRW 50,000,000,000 to Shinhan Capital, KRW 30,000,000,000 will have a maturity of three (3) years and the interest rate will be our domestic funding rate plus 20 basis points. The other KRW 20,000,000,000 is a subordinated loan with a maturity of five (5) years and the interest rate will be our domestic funding rate plus 70 basis points. Shinhan Capital will use the proceeds for its leasing operation and for maintaining its required net equity ratio. As of March 24, 2004, total loans outstanding to Shinhan Capital from us will amount to KRW 694,904,978,200.

* SUMMARY OF THE TRANSACTION:

1.  Name of the Subsidiary (debtor):          Shinhan Capital

2.  Aggregate Principal Amount of the Loan:   KRW 50,000,000,000

3.  Loan Origination Date :                   March 24, 2004

4.  Total Loans to Shinhan Capital:           KRW 694,904,978,200
    (as of March 24, 2004)

5.  Maturity:
       KRW 30,000,000,000                     3 years
       KRW 20,000,000,000                     5 years (subordinated loan)

6.  Interest Rate :
       KRW 30,000,000,000                     our domestic funding rate plus 20
                                              basis points
       KRW 20,000,000,000                     our domestic funding rate plus 70
                                              basis points

7.  Use of Proceeds to Shinhan Capital:       Leasing Operation and
                                              Maintaining required net equity
                                              ratio

8.  Date of Approval:                         March 16, 2004


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                             SHINHAN FINANCIAL GROUP CO., LTD.


                             By  /s/ Byung Jae Cho
                             ---------------------------------------------
                             Name:   Byung Jae Cho
                             Title:  Chief Financial Officer


Date : March 17, 2004